Waller Lansden Dortch & Davis, LLP
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Marc J. Adesso 615.850.8063 direct Marc.Adesso@wallerlaw.com

March 27, 2018

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: Justin Dobbie

Re:	Xspand Products Lab, Inc. Offering Statement on Form 1-A Filed on March 1, 2018 CIK No. 0001717556

Dear Mr. Dobbie:

Xspand Products Lab, Inc. (the “Company”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s draft Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2017 (the “Offering Statement”). On behalf of the Company, we are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed today with the Commission Amendment No. 1 to the Offering Statement (the “Amendment”).

General

1.	We note that in some sections of your offering circular you state that you plan to apply to list your shares on Nasdaq and in other sections you state that you have already applied to list on Nasdaq. We also note your statements that you intend to list on Nasdaq when the “[o]ffering is completed” on page 5, “upon the qualification” of the offering on page 49 and when the “[o]ffering is terminated” on page 52. Please revise your statements relating to the timing of Nasdaq listing for consistency.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure for consistency in relation to the timing of the Company’s proposed listing of its common stock on The Nasdaq Capital Market. Please see pages 5, 49, and 52 of the Amendment.

Use of Proceeds, page 18

2.	We note your response to prior comment 5. Please revise to include the disclosure required by Instruction 6 to Item 504 of Regulation S-K in this section.

Xspand Products Lab, Inc.

March 27, 2018

RESPONSE: In response to the Staff’s comment, the Company has added the required disclosure under the section heading “Use of Proceeds.” We also note that the minimum amount of the Company’s common stock for the Company to proceed with the offering was added to this section in response to comments received from The Nasdaq Capital Market’s staff. Please see page 18 of the Amendment.

Investment Limitations for Trading on the OTC Markets, page 53

3.	We note your response to prior comment 2 and we reissue in part. Please remove the phrase “in the case of trading on the over-the-counter markets” from the second and third paragraphs of this section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure under the section heading “Investment Limitations for Trading on the OTC Markets.” Please see page 53 of the Amendment.

Financial Statements

September 30, 2017 Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-19

4.	We note your response to prior comment 12 that you do not believe SAB Topic 1.B.3 is applicable considering that the dividend has already been reflected in the financial statements. However, please note that if a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is considered to be paid out of proceeds of the offering to the extent it exceeds current year earnings and retained earnings, pro forma per share data should be presented for the latest year and interim period. In this regard, given that the dividend was significantly in excess of your earnings for the nine months ended September 30, 2017, it appears that the distribution will be paid out of proceeds of the offering for an amount in excess of current year’s earnings and retained earnings. Therefore, as originally requested, please present pro forma per share data to give effect to the additional number of shares whose proceeds would be necessary to pay the excess distribution to the extent that the earning per share impact is material. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please confirm your understanding and revise, as appropriate.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure under the Condensed Consolidated Statements of Operations for the nine months ended September 30, 2017 and 2016. Please see page F-19 of the Amendment.

Xspand Products Lab, Inc.

March 27, 2018

Signatures

5.	It appears that your offering statement is unsigned. Please include conformed signatures in your next amendment.

RESPONSE: In response to the Staff’s comment, the Company has added conformed signatures to the signature page of the Amendment.

Consent

6.	Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form 1-A and prior to it becoming qualified.

RESPONSE: In response to the Staff’s comment, the Company has attached a currently dated consent of the independent registered public accountant as Exhibit 11.1.

***

Please note that the Company has included certain changes in the Offering Statement other than those in response to the Staff’s comments.

We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

/s/ Marc Adesso, Esq.

Waller Lansden Dortch & Davis, LLP

cc:	Christopher B. Ferguson

Chief Executive Officer

Philip Anderson

Chief Financial Officer

Wes Scott, Esq.

Waller Lansden Dortch & Davis, LLP